UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                [Amendment No. 3]

                        Strategic Capital Resources, Inc.
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                              (Name of the Issuer)


                        Strategic Capital Resources, Inc.
                                  David Miller
                                   Rita Miller
                                  Scott Miller
             Helen Miller Irrevocable Trust, Libo Fineberg, Trustee
                                Lite `N Low, Inc.
                             Priority Capital Corp.
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                       (Name of Persons Filing Statement)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                    862690203
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                      (CUSIP Number of Class of Securities)


                      David Miller, Chief Executive Officer
                        Strategic Capital Resources, Inc.
                                7900 Glades Road
                                    Suite 610
                              Boca Raton, FL 33434
                                  561-558-0165
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       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)


                                 With a copy to:
                           Tescher Lippman & Valinsky
                       100 Northeast Third Ave, Suite 610
                       Fort Lauderdale, Florida 33301-1165
                          Attention: Jay Valinsky, Esq.


     This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (240.14.a-1 through 240.14b-2), Regulation 14C (ss 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (s
         240.13e-3(c)) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c.  [ ]  A tender offer.
d.  [ ]  None of the above.

Check the following box if the soliciting materials or Information statement referred to in checking box (a) are preliminary copies [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            Calculation of Filing Fee

Transaction Valuation*                                      Amount of filing fee
      $ 609,650                                                    $49.32

* The "Transaction Value" amount referred to above is approximately the sum of the product of 77,190 outstanding shares of Common Stock (excluding 52,804 shares owned by the shareholders who are seeking to acquire Strategic Capital Resources, Inc. and who would contribute their shares to New Company immediately prior to the proposed merger as discussed below) and $25.00, the cash price per share to be paid in the proposed merger.
** In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee is determined by multiplying the Transaction Value by 0.000092.
[ ] Check box if any part of the fee is offset as provided by s 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing

     Amount Previously Paid: $49.32

     Form or Registration No: Preliminary Information Statement on Schedule 14C (File No. 0-28168)

     Filing Party: Strategic Capital Resources, Inc.

     Date Filed: October 24, 2003

     This Amendment No. 3 (the "Final Amendment") amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3, filed on October 24, 2003, as amended by Amendment No. 1 thereto filed on December 19, 2003 and as amended by Amendment No. 2 filed on January 8, 2004 by Strategic Capital Resources, Inc. (hereinafter referred to as the "Company"; and/or "Strategic"), Mergerco, Inc., a Florida corporation ("New Company"), David Miller, the Company's Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and President, Rita Miller (David Miller's wife), Scott Miller (David Miller's son), Helen Miller Irrevocable Trust, Libo Fineberg Trustee (a trust of which David Miller is the sole beneficiary), Lite `N Low, Inc. and Priority Capital Corp., privately held companies of which David Miller is the sole shareholder, in connection with the merger of New Company with and into Strategic with Strategic as the surviving entity, pursuant to an Agreement and Plan of Merger, dated as of January 8, 2004, by and between Strategic and New Company (the "Merger Agreement"), whereby each shareholder (other than the shareholders who sought to acquire Strategic contributed their shares to New Company immediately prior to the merger) will receive $25.00 cash (or pro-rata portion thereof in the instance of fractional shares) without interest, per share of Strategic Common Stock owned at the time of the merger. The Merger Agreement was approved by Strategic's Board of Directors on October 23, 2003 and by a majority of its Common Stock shareholders on January 8, 2004. New Company is not a filing party to this Final Amendment because its separate corporate existence ceased with the consummation of the merger as more fully described herein. This Final Amendment is intended to satisfy the reporting requirements of Rule 13(e)-3(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     On February 4, 2004, Strategic was advised by the Florida Secretary of State's Office that the merger became effective pursuant to the Articles of Merger and Agreement and Plan of Merger filed with the Florida Secretary of State at which time New Company was merged with and into Strategic, with Strategic as the surviving corporation and the separate corporate existence of New Company ceased. The merger consideration will be disbursed to Strategic's shareholders (other than members of the Buyer Group who contributed their shares to New Company) as described in Strategic's definitive information statement. With the consummation of the merger, the members of the Buyer Group hold 100% of Strategic's common stock.

     On February 4, 2004, Strategic filed a certificate and notice of termination of registration on Form 15 to provide notice of termination of registration of Strategic's common stock.


     ITEM 16: EXHIBITS.

     (a)(2) Press Release of Strategic Capital Resources, Inc. dated as of February 4, 2004.


                                    SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement, as amended, is true, complete and correct.

Dated: February 4, 2004


Strategic Capital Resources, Inc.         Priority Capital Corp.


By: /s/ DAVID MILLER                      By: /s/ DAVID MILLER
    ----------------------------------        ----------------------------------
    David Miller, President                   David Miller, President


Helen Miller Irrevocable Trust,           Lite `N Low, Inc.
Libo Fineberg, Trustee


By: /s/ LIBO FINEBERG                     By: /s/ DAVID MILLER
    ----------------------------------        ----------------------------------
    Libo Fineberg, Trustee                    David Miller, President



/s/ DAVID MILLER                          /s/ RITA MILLER
--------------------------------------    --------------------------------------
David Miller                              Rita Miller



/s/ SCOTT MILLER
--------------------------------------
Scott Miller

EXHIBIT INDEX


EXHIBIT NO.       EXHIBIT
-----------       -------
(a)(2)            Press Release of Strategic Capital Resources, Inc. Dated as of
                  February 4, 2004